Filed pursuant to Rule 424(b)(3)

File No. 333-225431

GRANITESHARES GOLD TRUST

Supplement dated October 3, 2018

to

Prospectus dated June 8, 2018

This supplement updates the prospectus, dated June 8, 2018, for the GraniteShares Gold Trust (the “Trust”). The supplement should be read in its entirety and kept together with your prospectus for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the applicable prospectus.

Effective October 4, 2018, GraniteShares LLC (the “Sponsor”) has agreed to reduce the remuneration due to the Sponsor (the “Sponsor’s Fee”) from an annualized rate equal to 0.20% of the net asset value of the Trust to an annualized rate equal to 0.1749%.

Changes to Each Prospectus

In the sections of the prospectus entitled “Trust Expenses,” on page 6, “Trust Expenses,” on page 28, “Deposit of Gold; Issuance of Baskets,” on pages 30-31, and “The Sponsor’s Fee,” on page 42, the reference to “0.20%” is hereby deleted and replaced with:

0.1749%

In the section of the prospectus entitled “Hypothetical Expense Example,” on page 29, the table is hereby deleted and replaced with:

	Year
	1	2	3
Hypothetical gold price per ounce	$1,000.00	$1,000.00	$1,000.00
Sponsor’s Fee	0.1749%	0.1749%	0.1749%
Shares of Trust, beginning	100,000	100,000	100,000
Ounces of gold in Trust, beginning	9,978.520	9,961.083	9,943.676
Beginning adjusted net asset value of the Trust	$9,978,520.00	$9,961,082.78	$9,943,676.03
Ounces of gold to be delivered to cover the Sponsor’s Fee	17.437	17.407	17.376
Ounces of gold in Trust, ending	9,961.083	9,943.676	9,926.300
Ending adjusted net asset value of the Trust	$9,961,082.78	$9,943,676.03	$9,926,299.70
Ending NAV per share	$99.61	99.44	99.26